SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Royal Hawaiian Orchards, L.P.

(Name of the Issuer)

Royal Hawaiian Orchards, L.P.
(Names of Person(s) Filing Statement)

Depositary Units representing Class A Units of Limited Partnership Interests

(Title of Class of Securities)

78028T100

(CUSIP Number of Class of Securities)

Royal Hawaiian Resources, Inc.

390 Interlocken Crescent, Suite 350

Broomfield, Colorado  80021

Attn: Bradford Nelson

(303) 339-0500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With a copy to

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Attn: Wanda J. Abel, Esq.
(303) 892-9400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,759,300	$219

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of an estimated 730,000 Class A Units for an estimated $2.41 per Class A Unit in cash in lieu of issuing fractional Class A Units to holders of fractional units consisting of less than one Class A Unit after the proposed reverse split. The applicable fee rate is $124.50 per million of the value of the Class A Units to be acquired.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$219	Filing Party:	Royal Hawaiian Orchards, L.P.
Form or Registration No.:	Schedule 13E-3	Date Filed:	March 19, 2018

Introduction

This Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Royal Hawaiian Orchards, L.P., a Delaware limited partnership (the “Partnership”), and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 19, 2018, as amended by Amendment No. 1 thereto filed on March 30, 2018, Amendment No. 2 thereto filed on April 12, 2018, Amendment No. 3 thereto filed on May 7, 2018, Amendment No. 4 thereto filed on May 31, 2018, and Amendment No. 5 thereto filed on June 12, 2018 (as so amended, the “Transaction Statement”).

The Transaction Statement relates to the adoption of amendments to the Partnership’s Amended and Restated Agreement of Limited Partnership, as amended, by majority written consent in lieu of a meeting of limited partners, which amendments authorize the general partner to effect pro rata splits and combinations of partnership interests, including reverse splits (the “Amendments”). In conjunction with the adoption of the Amendments, the board of directors of the general partner (the “Board”) authorized a reverse split (the “Reverse Split”) of our Units on the basis of one post-split Unit for each 2,000 pre-split Units.

The Partnership previously filed (1) a preliminary information statement under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC on March 19, 2018, (2) a definitive information statement under Regulation 14C with the SEC on March 30, 2018, (3) a revised definitive information statement under Regulation 14C with the SEC on April 12, 2018, and (4) a revised definitive information statement under Regulation 14C with the SEC on May 7, 2018, relating to the adoption of the Amendments and the authorization of the Reverse Split (collectively, the “Information Statement”).

The purpose of this Amendment is to file a final amendment to report the results of the Rule 13E-3 transaction pursuant to Rule 13e-3(d)(3).

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item in the Transaction Statement are qualified in their entirety by the information contained in the Information Statement.

Item 15. Additional Information

(c) Other Material Information. The Partnership effected the Reverse Split after the market closed on June 12, 2018. The Units began trading on a split adjusted basis on June 13, 2018, under the new CUSIP number 78028T209. As of the close of market on June 12, 2018, limited partners who had fewer than 2,000 Units immediately before the Reverse Split had their Units cancelled post-split and, in lieu of fractional Units, are entitled to receive a cash payment of $2.41 for each cancelled Unit owned before the Reverse Split instead of receiving fractional Units. To the extent any limited partner, including any affiliated limited partner, owned a number of pre-split Units that was greater than 2,000 but was not evenly divisible by 2,000, then the Units of such limited partner that would have resulted in fractional Units were also cancelled, and the limited partner is entitled to receive a cash payment of $2.41 for each cancelled Unit owned before the Reverse Split instead of receiving fractional Units.

Shortly after June 13, 2018, the Partnership’s exchange agent, American Stock & Trust Company, LLC, will send limited partners written instructions on how to claim cash payment for cancelled fractional Units and how to send in their certificates, if any. Limited partners should not do anything with their Unit certificates until they receive these instructions. Each certificate representing Units of the Partnership before the Reverse Split is automatically deemed to evidence only the right to 1/2000 of the Units evidenced by the certificate prior to the Reverse Split and/or the right to receive payment for any fractional interest that was cancelled. All certificated Units will be converted to book-entry Units, and the Partnership will no longer have any certificated units outstanding.

As a result of the Reverse Split, the Partnership has fewer than 300 holders of record of its Units, permitting the Partnership to terminate the registration of its Units with the SEC under the Exchange Act. Concurrent with the filing of this Schedule, the Partnership is filing a Form 15 to terminate the registration of the Units under Section 12(g) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 18, 2018

ROYAL HAWAIIAN ORCHARDS, L.P.

By:	Royal Hawaiian Resources, Inc.,
Its Managing General Partner

By:	/s/ Bradford Nelson
Name: Bradford Nelson
Title: President